599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069
WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179
November 3, 2009
VIA EDGAR AND FACSIMILE
Mr. Russell Mancuso
Mr. Ruairi Regan
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
HeartWare International, Inc.: Registration Statement on Form S-3
filed August 18, 2009, File No. 333-161417
Dear Mr. Mancuso and Mr. Regan:
On behalf of our client, HeartWare International, Inc. (the “Company”), we hereby acknowledge our telephone conversation with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 27, 2009, and receipt of the comment letter dated October 29, 2009 (the “Comment Letter”) from the Staff concerning the above captioned Registration Statement on Form S-3 (the “Registration Statement”).
We submit this letter on behalf of the Company. For ease of reference, we have reproduced the text of the Staff’s comments in the Comment Letter in bold-face type below, followed by the Company’s response.
For the reasons discussed below, the Company believes that the filing of the Registration Statement prior to obtaining stockholder approval for the issuance of the Escrow Shares (as defined below), should not be viewed as tainting the validity of the private placement exemptions afforded by Regulation D, Regulation S and Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and is consistent with the Staff’s Compliance and Disclosure Interpretations on Securities Act Sections.
ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MANNHEIM | MENLO PARK
MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC
SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

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Facts
In August 2009, the Company sold 2,727,273 shares of its common stock (the “Shares”) in private placements to accredited investors in the United States and Australia at a price of $22.00 per share. The closing of the transactions on August 17, 2009 (the “Closing Date”), was subject to certain customary closing conditions, all of which were satisfied on the Closing Date. However, the issuance of 1,386,475 of the Shares (the “Escrow Shares”) was subject to stockholder approval to comply with the rules of the Nasdaq Stock Market and the Australian Securities Exchange. On the Closing Date, the purchase price for the Escrow Shares was deposited in escrow pending stockholder approval. On October 26, 2009, the stockholder approval was obtained and the Escrow Shares were issued to the investors and the proceeds from escrow were released to the Company.
Pursuant to the terms of the purchase agreements, the Company was obligated to file a shelf registration statement to cover the resale of the Shares within 30 days after the Closing Date. On August 18, 2009, the day after the Closing Date, the Company filed the Registration Statement. On August 18, 2009, and on the date hereof, the Company was and is eligible to register primary offerings of its shares of common stock on Form S-3 under General Instruction I.B.1.
Analysis
Generally, under the Staff’s Compliance and Disclosure Interpretations, when a primary offering is made in reliance upon Section 4(2), a resale registration statement cannot be filed before the private offering is completed. Ordinarily, an offering is completed when it closes. However, even if the offering has not closed, the offering can be considered completed if the investor is “irrevocably bound” to purchase the securities. See Question 139.16 of the Compliance and Disclosure Interpretations on Securities Act Sections. As further explained below, the Company believes that the offering of the Shares was completed on the Closing Date and filing of the Registration Statement promptly thereafter should not be viewed as tainting the validity of the private placement exemptions afforded by Regulation D, Regulation S, Section 4(2) and the Staff’s Compliance and Disclosure Interpretations.
In general, the Staff has viewed an offering as completed if the investor no longer has the ability to change its investment decision. See Question 139.17 of the Compliance and Disclosure Interpretations on Securities Act Sections. Agreements that permit investors to decide when or at what price to purchase the securities and agreements with termination provisions and “due diligence” out provisions are examples of unacceptable conditions that would not satisfy this standard. See Questions 139.17 and 139.18 of the Compliance and Disclosure Interpretations on Securities Act Sections. None of those conditions were present in the Company’s offering of the Shares. The requirement to obtain stockholder approval was not a condition to closing the offering, rather it was a condition to issuing the Escrow Shares as required by the rules of the Nasdaq Stock Market and the Australian Securities Exchange. In addition, as set forth in the Company’s definitive proxy statement on Schedule 14A, filed with the Commission on September 21, 2009, the receipt of stockholder approval was completely outside of the investors’

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control. None of the Shares issued to the investors in the private placements were entitled to vote and the vote of any person who purchased in the offering that could have obtained a benefit if the stockholder approval was obtained was disregarded.1 See also the Nasdaq Stock Market Rule 5635(d) and the Australian Securities Exchange Listing Rules 7.1, 7.3.8 and 14.11 regarding voting exclusion requirements. The investors purchased all the Shares on the Closing Date and could not change their investment decision thereafter. It is our view that the transaction was completed on the Closing Date for purposes of determining whether the Company could file the Registration Statement. Consequently, the filing of the Registration Statement on Form S-3 on August 18, 2009, to register resale of the Shares should not be viewed as tainting the validity of the Company’s private placement exemptions afforded by Regulation D, Regulation S, Section 4(2) and the Staff’s Compliance and Disclosure Interpretations.
The Company believes that the Staff’s guidance in Question 134.01 of the Compliance and Disclosure Interpretations on Securities Act Sections supports its conclusion and permitted the Company to file the Registration Statement prior to the issuance of the Escrow Shares. According to Question 134.01, to avoid casting doubt on the validity of the private placement exemption “at the time of filing the registration statement, the purchasers in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement. The purchase price cannot be contingent on the market price at the time of effectiveness of the registration statement.” (emphasis added) As described above, and consistent with Question 134.01, at the time of filing of the Registration Statement, the investors had purchased all the Shares, all the closing conditions were satisfied, the issuance of the Escrow Shares was not subject to conditions that the investors could control, and the purchase price of $22.00 per share was established at the time of the private placement and was not contingent on the market price at the time of effectiveness of the Registration Statement.

[1]	The Proxy Statement reads:

The Company will disregard any votes cast on Proposal No. 1 or No. 2 by: (a) a person who was or will be issued shares under the private placement pursuant to the securities purchase agreements or subscription applications noted above; (b) a person who might obtain a benefit if Proposal No. 1 or No. 2 is passed (except a benefit solely in the capacity of a holder of common stock); and (c) any associate of those persons mentioned in (a) and (b).

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For the reasons discussed above, the Company also believes that filing of the Registration Statement prior to obtaining the stockholder approval is consistent with the Staff’s guidance set forth in Question 139.11 of the Compliance and Disclosure Interpretations on Securities Act Sections.2
Responses to Staff Comments in the Comment Letter
Selling Stockholders, page 4
1. We note that the number of shares being registered, as disclosed in the table of selling stockholders, appears to have changed. Please reconcile these changes with the number of shares on the cover page of the prospectus and in the fee table.
Response: As discussed in greater detail in the response to Comment #2 below, the Selling Stockholders table has been amended and is now consistent with the number of shares on the cover page of the prospectus. Reference is made to page 5 of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.
2. Please tell us why the number of shares held by the selling shareholders appears to have decreased. If such shares have been sold, please provide your legal analysis explaining how the sales were consistent with section 5 of the Securities Act of 1933, given that your registration statement is not yet effective.
Response: The decrease in the number of shares held by the selling stockholders principally relates to sales of shares that are not covered by the Registration Statement. As described below,

[2]	Question 139.11 states, in part:

In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.

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one selling stockholder did sell 6,545 shares that are covered by the Registration Statement. Otherwise, the number of shares to be offered pursuant to the Registration Statement is unchanged.
The stockholder who sold the 6,545 shares acquired the shares as part of the private placement conducted by the Company in Australia under Regulation S. He has informed the Company of a sale of 6,688 shares through a trade on the Australian Securities Exchange (“ASX”). The ASX is the primary exchange on which the Company’s shares in the form of CHESS Depository Interests (“CDIs”) trade. The shares that the stockholder sold are held in the form of CDIs. Each CDI represents one thirty-fifth of a share of the Company’s common stock. The CDIs of the Company and its predecessors have traded on the ASX since January 31, 2005. To account for this transaction, the Selling Stockholders table has been amended to provide for a potential resale into the United States by subsequent holder or holders of the shares sold by this stockholder. Reference is made to page 5 of Amendment No. 2.
Exhibit 5.1
3. We note that the legal opinion provided still contains conditions in the sixth paragraph relating to the shares being countersigned and registered by your transfer agent and registrar; therefore, we reissue our prior comment 2.
Response: We have revised our opinion to remove the condition in the sixth paragraph relating to the shares being countersigned and registered by the transfer agent. Reference is made to page 2 of Exhibit 5.1 to Amendment No. 2.
* * * * *
The Company acknowledges that the Staff may have additional comments after reviewing this response letter. As instructed in the Comment Letter, the Company will make the requisite acknowledgements in a separate letter when it requests acceleration of the effective date. The Company has noted the Staff’s contact information and wishes to thank the Staff for its assistance and prompt review of this response letter. Please direct questions or comments regarding this letter to me at (212) 848-8830.

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Yours sincerely,
/s/ Robert Evans III
Robert Evans III
cc:      David McIntyre
HeartWare International, Inc.